October 2, 2019

Louis Salamone
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
20 South Van Buren Ave
Barberton, OH 44203

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 2, 2019
           File No. 1-36876

Dear Mr. Salamone:

       We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 3 - Earnings per Share, page 80

1. Your response to comment 1 in our letter dated September 9, 2019 indicates that
      "...retrospective accounting for the bonus element in the periods prior to the Rights
      Offering would not be meaningful to users of the financial statements as all historical periods had losses per share and the impact of the bonus element would be anti-dilutive".
      Please provide us with your sufficiently detailed SAB 99 materiality analysis that supports your determination that the misstatements related to your basic and diluted (loss) earnings per share were not quantitatively or qualitatively material to any prior periods, including the 2018 interim periods included in your 2019 Form 10-Q's. Ensure your analysis considers whether the 2019 Rights Offering further impacts your assessment of materiality. Additionally, as presented in Appendix A, please provide us your calculation for the 128,617 adjusted shares used in the computation of earnings per share for 2018.
 Louis Salamone
Babcock & Wilcox Enterprises, Inc.
October 2, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Jeanne Baker at (202) 551-3691 if you
have any questions.



FirstName LastNameLouis Salamone                          Sincerely,
Comapany NameBabcock & Wilcox Enterprises, Inc.
                                                          Division of
Corporation Finance
October 2, 2019 Page 2                                    Office of
Manufacturing
FirstName LastName